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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the Fiscal Year Ended
December 31, 1997                             Commission File Numbers (33-61893)
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                   ROBBINS & MYERS, INC. EMPLOYEE SAVINGS PLAN
                                 (Name of Plan)
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                              ROBBINS & MYERS, INC.
                              1400 Kettering Tower
                               Dayton, Ohio 45423
                                 (937) 222-2610
(Name of Issuer of Security, held pursuant to Plan and address of its principal executive office)

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                              REQUIRED INFORMATION
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         The Robbins & Myers, Inc. Employee Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974.

         Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 99.1 to this Report:

         (a) Statement of Assets Available for Plan Benefits - December 31, 1997 and 1996;

         (b) Statement of Changes in Assets Available for Plan Benefits - for the years ended December 31, 1997 and 1996;

         (c)       Notes to Financial Statements; and

         (d) Schedule of Transactions or Series of Transactions in Excess of 5 percent of the Current Value of Plan Assets for the year ended December 31, 1997.

         The consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in Registration statement on Form S-8 (No. 33-61893) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Robbins & Myers, Inc. Employee Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   ROBBINS & MYERS, INC. EMPLOYEE
                                   SAVINGS PLAN

                                   By /s/ Stephen R. Ley
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                                            Name:   Stephen R. Ley
                                            Title:  Member, Corporate Benefits
                                                    Committee
                                            Dated:  June 26, 1998




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                                INDEX TO EXHIBITS
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         The following Exhibits are being filed with this Annual Report on Form
11-K:

Exhibit
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(23)     CONSENT OF EXPERTS AND COUNSEL

         23.1 Consent of Ernst & Young LLP.

(99)     ADDITIONAL EXHIBITS

         99.1 Audited Financial Statement of Robbins & Myers, Inc. Employee Savings Plan as of and for the years ended December 31, 1997 and 1996.